

July 21, 2008

Mail Stop 7010

Via U.S. mail

Wayne B. Hoovestol
President and Chief Executive Officer
Green Plains Renewable Energy, Inc.
105 N. 31st Avenue, Suite 103
Omaha, Nebraska 68131

Re: **Green Plains Renewable Energy, Inc.**
         Registration Statement on Form S-4
         Filed on June 24, 2008
         File No.: 333-151900

Dear Mr. Hoovestol:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us supplementally with copies of all materials prepared by your financial advisor and shared with the board of directors and its representatives. In particular, please provide us with copies of the board books and all transcripts, summaries and video presentation materials. We may have further comments after we review these materials.

2. Please provide us supplementally with all financial information including financial forecasts relating to performance prepared by GPRE, VBV or their

financial advisors or affiliates and given or made available to the other party or its representatives.

3. We note that information is omitted throughout the registration statement that is not Rule 430A information. To the extent practicable, complete the information before amending the registration statement.

4. Please ensure that the financial statements and corresponding financial information included comply with Rule 3-12 of Regulation S-X.

5. We note that you filed a current report on Form 8-K on July 10, 2008 regarding the completion of the first grind at the Superior plant. Please revise the registration statement to reflect the start-up of the Superior plant's operations.

6. If you choose a shortened name or abbreviation, ensure its meaning is clear from the context. For example, the use of the acronyms "GLC", "GPGC" and "GPG" is confusing and most of the time it is difficult to understand which entity the acronyms reference. Please refer to Rule 421(b) of the Securities Act of 1933. Further, clarify in the filing which entities are implied by the use of the defined term "Companies."

7. We note that some of the comments we raise below also relate to other parts of the proxy statement/prospectus. Please make conforming changes to other sections of the filing.

<u>Shareholders' Letter</u>

8. The purpose of the letter is to provide the voting shareholders with a simple and a clear explanation of the contemplated mergers. Given the complexity of the structure of the proposed transaction and the various parties involved, the lack of plain English disclosures makes your current disclosure quite dense and difficult to understand.

    - In accordance with Rule 421 of the Securities Act of 1933 and Rule 14a-5(a) of the Exchange Act of 1934, please revise your disclosure to describe the proposed transaction in plain English.

    - Since you estimate that, immediately after the completion of the mergers and the Stock Purchase, the former VBV, EGP and IBE unit holders will own approximately 68.3% of the outstanding shares of GPRE common stock, and GPRE will be a minority stakeholder of EGP and IBE, please clarify that the VBV merger would constitute a change in control for GPRE, with a significantly dilutive effect on the existing GPRE shareholders.

- Prominently disclose that the exchange ratio is fixed and cannot be adjusted regardless of GPRE stock price changes, or otherwise. Further, please disclose the value of the Collective Consideration based on the fixed exchange ratio at the time of the signing of the merger agreements and as of the most recent practicable date.

- Clarify that the Stock Purchase is an unregistered sale of GPRE securities done on a private placement basis.

9. Please indicate the percentage of GPRE shareholders that have already indicated support for the merger. If passage is assured, please clearly disclose. Further indicate whether a simple majority must be achieved.

10. Please disclose the tax consequences to shareholders on the cover of your proxy statement/prospectus. It is unclear from your disclosures whether the VBV merger is supposed to be a tax-free reorganization pursuant to Section 368(a) of the Internal Revenue Code of 1986.

  - If the VBV merger is intended to be a tax-free reorganization, that is deemed to be a material tax consequence and you must provide an opinion of counsel or that of an independent public or certified accountant. Please disclose and identify the counsel or CPA who is rendering the opinion at each place in the prospectus where you discuss the tax consequences and disclose what their opinion is, i.e., that the merger will be a tax-free reorganization. Please delete all statements that "you intend" for the merger to be treated as a reorganization. Please file the opinion as an exhibit in accordance with Item 601(b)(8) of Regulation S-K.

  - Please include appropriate risk factor disclosure disclosing what will happen in the event that the VBV merger does not qualify as a Section 368(a) reorganization.

  - Your "Material U.S. Federal Income Tax Consequences of the Mergers" discussion on page 64 should not be limited only to the Subsidiary Holders, but to all Holders. Please revise the first paragraph of your disclosure accordingly.

Questions and Answers, page 1

11. To the extent that you ask a question, your answers should actually respond to that question. For example, when you ask "Why am I receiving this proxy statement/prospectus?" your answer should respond to the question directly and not provide a long explanation of the structure of the merger, then the actions which the shareholders have to vote upon, and then address the question itself.

- Please consider revising the order of the questions and answers by first addressing questions related to the mergers by characterizing the nature of the mergers (i.e. acquisition by VBV, merger of equals, ect.), including without limitations, questions related to why the company's board is proposing the mergers, what the VBV merger consideration is, the effect that the mergers will have on the existing stockholders of GPRE, and then addressing questions related to why the shareholders are receiving the proxy statement/prospectus.

- Further, to make the questions and answers portion of the proxy statement/prospectus effective in improving the shareholders' understanding of the contemplated transactions, each question should address only one aspect of the contemplated transaction. For example, the question "What will happen in the Mergers; what is the Stock Purchase?" should be broken in two different descriptive questions, each addressing the two issues separately.

12. Please consider adding questions and answers regarding the conditions that are required to be fulfilled to complete the mergers, what constitutes a quorum for purposes of the special meeting of the shareholders and when the mergers will become effective (for example whether a merger certificate would have to be filed with the appropriate state agency).

Questions and Answers about the Special Meeting of GPRE Shareholders, page 4

What will be voted on at the special meeting?, page 4

13. We note that approval of the mergers, and in particular the VBV merger, is not listed as one of the proposals that the GPPRE shareholders would have to vote upon. Since the VBV merger constitutes a change in control for GPRE, please confirm that no shareholder vote is required for the approval of the mergers, or to the contrary, revise your disclosures accordingly.

14. Please expand your disclosure of the second proposal by identifying the provisions of the amended and restated articles of incorporation that are being amended.

Can I revoke my proxy or change my vote even after returning a proxy card?, page 5

15. Please clarify in your disclosure that either the notice of revocation or a validly issued later-dated proxy, as the case may be, must be received before the date of the special meeting.

<u>What GPRE shareholder approvals are needed to complete the Mergers?,
page 6</u>

16. Please clarify that the issuance of 17,139,000 shares of GPRE common stock
    in the mergers and the Stock Purchase require the affirmative vote of a
    majority of the shares cast a the special meeting *when a quorum is present*.

<u>Summary, page 7</u>

17. In accordance with Rule 421 of the Securities Act of 1933 and Rule 14a-5(a)
    of the Exchange Act of 1934, please revise your disclosure to include a
    graphical presentation of the contemplated transaction, identifying all of the
    relationships among the parties to the mergers.

    <u>The Companies, page 7</u>
    <u>VBV LLC, page 7</u>

18. Please disclose that VBV has no other operations and is a holding company
    for its subsidiaries if true.

    <u>Conditions to Completion of the Mergers, page 9</u>

19. Please discuss here the amendment and restatement of your articles of
    incorporation and amendment to the bylaws. We note your discussion on
    page 46 regarding Proposal No.2.

20. Please briefly describe the facts under which you may waive the conditions to
    the mergers, and any circumstances under which you would re-solicit
    shareholders' votes.

    <u>Management After the Mergers, page 10</u>

21. Clarify whether the management of VBV, EGP and IBE will remain the same
    post mergers.

    <u>Regulatory Approvals, page 12</u>

22. Please update your disclosure here concerning the expiration of the waiting
    period under Hart-Scott-Rodino.

    <u>Restrictions on the Ability to Sell GPRE Common Stock, page 12</u>

23. Since the shares issuable pursuant to this registration statement are freely
    transferable subject to the applicable rules governing shares held by affiliates

and any existing contractual obligations restricting the transferability of the shares, it is unclear what is intended by the first sentence of this section. Please explain or otherwise revise your disclosure to accurately describe the transferability of the shares issued after the effectiveness of this registration statement.

24. Please clarify that your disclosure at the end of the second paragraph relates to the $60 million share purchase by the Bioverda entities.

Comparative Per Share Data, page 14

25. Please advise why the pro forma basic and diluted earnings (loss) per share amounts for the year ended March 31, 2008 for Green Plains Renewable Energy, Inc. presented in the table on page 15 are not the same as the amounts reported on the pro forma statement of operations on page 88. In a similar manner, it does not appear that the pro forma book value per share amount is calculated based on the amounts reported on the pro forma balance sheet. Please advise or revise as necessary.

26. Your disclosures on page F-56 indicate that VBV LLC had 1,000 units issued. In light of this, please help us understand how you arrived at the historical basic and diluted earnings (loss) per share amount of ($3,520.11).

27. Given the pro forma basic and diluted earnings per share amounts for the year ended March 31, 2008 of $0.05 and the exchange ratio of 7,498.369, it is not clear how you are arriving at the equivalent pro forma per share amount of $(475.13). Please disclose the calculations used to arrive at the equivalent pro forma per share amounts pursuant to Item 3(f) of Part I.A. of the Form S-4.

28. Please disclose that you are using an exchange ratio which does not include the impact of the 3,373,103 shares of Green Plains Renewable Energy, Inc. common stock issued to owners of the minority interests in Indiana Bio-Energy, LLC and Ethanol Grain Processors, LLC.

GPRE Market Price and Dividend Information, page 15

29. Please identify the date of the end of each quarter for which you are providing market price information.

Risk Factors, page 17

30. Each risk factor should address a distinct material risk which should be adequately described in the subheading of each risk factor. We note the following as examples:

- It is not clear how disclosure in the second risk factor on page 17 and the first risk factor on page 21 is responsive to each descriptive subheading. Further, your disclosure in the first bullet point of the risk factor "GPRE recently acquired GPG …" on page 27 is quite convoluted and unclear about the risk that you are trying to convey to the investors.

- In the first risk factor on page 17, your disclosure does not quite address the reasons why change of the board composition may significantly impact the future operations of the combined company. Your disclosure in the last paragraph of "The Companies' business success is dependent on unproven management …" on page 23 addresses the risk more directly.

- Risk factor disclosure should be concise and avoid lengthy discussions about the factors surrounding the risk. Disclosure about the business of GPRE, VBV, EGP and IBE should be covered in the appropriate business sections of the proxy statement/prospectus. We note that your disclosure in the risk factor "GPRE recently acquired GPG …" on page 27 in addition to being lengthy, it does not address the risks related to integration of GPG's business into that of GPRE's, but it rather focuses on the risks related to GPG's business.

Please revise your risk factors to the extent necessary to improve the effectiveness of your disclosure, focus on individual risks and remove redundant disclosure.

The Special Meeting of GPRE Shareholders, page 44
Expenses and Methods of Solicitation, page 45

31. If Broadridge will act as a proxy solicitor on GPRE's behalf, please make appropriate disclosures in the proxy statement/prospectus in accordance with Item 4(a)(3) of Schedule 14A. We note that in your proxy card (Exhibit 99.1) the proxies may be mailed to the attention of Broadridge.

The Mergers, page 49

32. Your disclosures starting on page 49 through page 51 (not including the Background of the Mergers discussion on page 51) seem redundant with the Questions and Answers and the Summary sections of the proxy statement/prospectus, and do not convey to the voting shareholders any new material information regarding the mergers. Please remove or tell us why the disclosures here are necessary.

Background of the Mergers, page 51

33. Your disclosure throughout this section does not describe in sufficient detail GPRE's and VBV's strategic views of the business and the status of the market at the time of the parties' initial meeting, or any other discussions regarding possible strategic alternatives with third parties and the reasons why those discussions were terminated. Please revise your disclosures accordingly.

34. Please disclose the reasons that GPRE's board decided to explore strategic acquisitions resulting in the November 8, 2007 conference call with Messrs. Beck and Gillis of VBV. Also, please make sure to address the rationale and structure for the merger and whether other alternative structures were considered. For example, we note that during the February 6, 2008 meeting the parties discussed the general business philosophy and objectives of a potential combination; however, you do not discuss what they were.

35. Please describe the issues discussed and the positions taken by the involved parties at each meeting. For example, refer to your disclosure for each of the meetings taken place during the months of January through March, 2008.

36. Please clarify, and, to the extent necessary, supplement, your disclosures regarding the activities, meetings and discussions that took place, if any, between the November 8, 2007 conference call and the January 3, 2008 meeting.

37. Please revise to discuss in reasonable detail the negotiation of the material terms of the merger agreements (including the management of the company), the shareholders agreement, the lock-up agreement and the registration rights agreement. Your disclosure should explain how the parties arrived at the exchange ratio, the break-up fee, and other material terms of the transaction.

38. Please explain what XMS is and its role in the transaction.

GPRE's Reasons for the Mergers, page 55

39. Please briefly summarize and disclose the board's analysis for each material factor, including a discussion on how the mergers would contribute to the combined enterprise's becoming the "lowest-cost producers of ethanol."

40. You list as one of the benefits of the mergers the creation of synergies "by combining additional ethanol production facilities while eliminating duplicative functions." Further, it appears that one of the cited reasons for the combination was the geographic diversity of GPRE, EGP and IBE. Please

disclose what "additional ethanol production facilities" you are referring to in your disclosure and describe the synergies you anticipate.

41. Further, we note that in a May 2008 press release related to the announcement of the mergers (see Market Wire online), it is stated that "[t]he proposed merger is expected to be accretive to Green Plain's earnings beginning in fiscal year 2009." To the extent applicable, please include appropriate disclosure in the proxy statement/prospectus and discuss what amount the board considered to be accretive to earnings.

Opinion of Financial Advisor, page 56

42. Please clarify whether the fairness opinion addresses the fairness to GPRE stockholders. If not, please disclose why you did not obtain such an opinion.

43. To the extent applicable, please disclose whether Duff & Phelps received any instructions by the company or VBV on how to use or rely upon the various projections and financial forecasts used by Duff & Phelps in rendering its fairness opinion.

44. For each analyses, please disclose how Duff & Phelps considered the result in its determination that the consideration was fair, i.e., in comparison to the total equity value of $102 million. We especially note that the equity value ranges in some of the analyses exceed the merger consideration.

45. In the third paragraph on page 57 you disclose that the summary of Duff & Phelps' analysis "… does not purport to be a comprehensive description of all analyses and factors considered by Duff & Phelps." Please revise your disclosure to clarify in your proxy statement/prospectus that your summary describes the material information in Duff & Phelps' opinion, the material analyses performed and the material factors considered by Duff & Phelps.

46. Since VBV is not a reporting company, please disclose what are the "certain" financial statements and other financial and operating data concerning VBV that Duff & Phelps reviewed and considered prior to rendering its opinion.

Discounted Cash Flow Analysis, page 59

47. Please disclose here the projected cash flow data used in Duff & Phelps analysis and the underlying estimates and projections upon which they were based. Further, please disclose how the discounted rate of 10%-11% was determined.

Selected Public Companies' Analysis, page 60

48. Please disclose how Duff & Phelps selected the companies used in this method of analysis and whether any companies meeting its criteria were excluded from the analysis and the reasons for doing so.

49. Please disclose the valuation multiples applied by Duff & Phelps in its analysis. We note your disclose in the paragraph directly following the table of Valuation Multiples.

Selected M&A Transactions' Analysis, page 60

50. Please disclose how Duff & Phelps selected the most relevant transaction. Please disclose the transactions which originally met its criteria and which were later excluded from the analysis and the specific reasons for doing so.

51. Please explain how the implied valuation multiple of AEV to projected capacity for the Verasun/US BioEnergy transaction was considered to "check the reasonableness of Duff & Phelps' selected multiples" chosen as part Duff & Phelps' prior analyses.

Summary of Analysis, page 61

52. Please explain why Duff & Phelps is basing the aggregate consideration on a price of $9.15 per share representing the GRPE closing price on May 1, 2008 and not on the date when the fixed exchange ratio was determined.

Ownership of GPRE Common Stock by GPRE Directors and Executive Officers, page 63

53. Please quantify the benefits that the executive officers and directors will receive as a result of the transactions on an individual basis in tabular form. Disclose the exercise price for all executive officer options that will fully vest. Consider individually listing the number of shares vested as a result of the change in control event, related to each executive officer or director affected, as appropriate.

The Merger Agreements, page 69

54. Please revise the last sentence of the second paragraph to remove any implication that shareholders do not have rights relating to the summary of the merger agreements in your filing. In this regard, please be advised that shareholders are entitled to rely solely on the disclosure in your filing.

55. Please provide us supplementally with a list that briefly identifies and summarizes the contents of the disclosure schedules for each merger agreement.

Conditions to the Completion of the VBV Merger, page 77

56. Please briefly describe the nature of any required consents or approvals that you refer to in the second bullet point. Please highlight any consents that are material.

57. Please disclose the officers of GPRE whom are required to resign prior to the effectiveness of the VBV merger. Your "Management After the Mergers" discussion on page 10 seems to indicate that, other than Mr. Hoovestol's departure within 12 months of the mergers closing and Mr. Becker's new position with the company, there would be no other changes to GPRE's management team. Please explain.

The Shareholders' Agreement, page 82

Registration Rights, page 82

58. Please clarify here that that the term "registrable securities" relates to the 10 million shares of GPRE's common stock that the Bioverda entities will receive in accordance with the Stock Purchase.

Unaudited Pro Forma Condensed Combined Financial Statements and Related Notes Thereto

Basis of Presentation, page 86

59. Please expand your explanation of the accounting for the mergers to discuss how you determined it was appropriate to treat VBV LLC as the accounting acquirer pursuant to paragraphs 15 through 19 of SFAS 141. Please disclose what consideration was given to each of the factors listed in these paragraphs to reach your conclusion. Please also expand your discussion to disclose the impact that the reverse merger will have on your financial statement presentation, including that subsequent to the merger the historical financial statements presented for periods prior to the merger will be those of VBV LLC.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 87

60. Please separately present each component of stockholders' equity on the face of your pro forma balance sheet. Please also present the historical and pro forma shares authorized, issued and outstanding on the face of your pro forma

balance sheet.

61. It is not clear whether you have included pro forma adjustments to
stockholders' equity to reflect the reverse merger. Specifically, a reader
currently cannot easily see whether you have eliminated the retained earnings
of Green Plains Renewable Energy, Inc. as well as retroactively restated
(similar to a stock split) the stockholder's equity of VBV LLC for the
equivalent number of shares received in the merger with any difference in par
value offset to additional paid-in-capital. Please advise or revise as necessary.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 88

62. Given that the fiscal year end of Green Plains Renewable Energy, Inc. is
November 31, 2007, please clearly show and explain how you arrived at the
Green Plains Renewable Energy, Inc. amounts reflected on the pro forma
statement of operations. Please refer to Rule 11-02(c)(3) of Regulation S-X.

63. Adjustment (e) appears to reflect estimated interest earned on the $60 million
that will be received in the stock purchase agreement. We remind you that it
generally is only appropriate to disclose estimated interest income earned
from the use of proceeds from an offering or asset sale in the notes to the pro
forma financial statements instead of as an adjustment on the face of your pro
forma financial statements. In this regard, please remove this adjustment from
the face of the pro forma statement of operations.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 2. Pro Forma Adjustments, page 89

64. Please show precisely how you arrived at each adjustment amount in a note to
the pro forma financial statements. This note should include a discussion of
any significant assumptions and estimates used to arrive at these amounts.
For example for adjustment (d), you should show the calculation used to
arrive at the depreciation adjustment amount. This should include the specific
asset categories the adjustment related to and the corresponding useful lives.

65. Please disclose in the footnote to adjustment (g) how you computed the
amount of the adjustment to your income taxes, including your assumed tax
rate.

66. Please disclose the nature and terms of any contractual agreements, including
management or cost sharing agreements, which will be in place subsequent to
the acquisition. Please give pro forma effect to these arrangements in your
pro forma financial statements, if applicable.

67. Please clearly show in a note to the pro forma financial statements the components of the total purchase price and how you are arrived at the total purchase price. This should include the value assigned to any noncash portions. Please also present a breakdown of the purchase price allocation to clearly show the specific assets and liabilities to which the purchase price has been allocated and the corresponding amounts.

68. For adjustment (c), please clarify that this amount relates to the stock purchase agreement in which other entities will purchase 6,000,000 shares of your stock at $10.00 per share. Please also clarify whether this $60 million is unconditional or whether this stock purchase agreement is contingent upon the occurrence of the merger. If this $60 million is unconditional and not contingent upon the occurrence of the merger, please present the adjustments related to this stock purchase agreement in a separate column.

69. Please discuss the extent to which the total purchase price consideration could increase and the events or circumstances that would result in the amount increasing. Please also disclose the maximum amount of any additional potential payments, if applicable.

70. Please disclose when you expect the purchase price allocation to be finalized.

71. Please provide a reconciliation between the historical and pro forma weighted average shares used in computing basic and diluted EPS, if necessary, in a note to the pro forma financial statements. Please also disclose any shares not included for anti-dilution reasons.

Management of the Combined Organization After the Mergers, page 99
Business Experience of Directors and Executive Officers, page 100

72. To the extent that Mr. Crowley is self-employed or has been retired for the last five years, please disclose. Otherwise, please provide his principal occupation and employment during the past five years.

Executive Compensation, Page 109
Compensation Discussion and Analysis, page 109
Performance/Bonus Award, page 110

73. Please disclose whether any performance-based objectives were set for fiscal year 2007 and what those objectives were.

Long-Term Incentive Compensation, page 110

74. Please describe how the Compensation Committee measures an "individual's actual and potential contributions to GPRE" in determining the number of shares and/or options to be granted to a named executive officer. Please explain how the Compensation Committee measures GPRE's overall performance.

75. Please expand your discussion in the last paragraph of this subsection to disclose when the grants were issued, the type of the grants and the frequency of these grants.

Summary Compensation Table, page 111

76. We note your disclose in Footnote (2). In accordance with Item 402(c)(2)(iii) of Regulation S-K, to the extent that the bonus has been earned, it should be reflected on the Summary Compensation Table. Please revise by listing the specific dollar amount of the bonus earned by each named executive officer.

77. Information relating to "other compensation" should be covered under a separate footnote. Please revise your disclosure to include a separate footnote to the "All other comp." column incorporating information found in the second half of Footnote (4).

Employment Arrangements, page 112

78. In accordance with Item 402(b)(2)(xi) of Regulation S-K, please discuss here the options or restricted stock, as the case maybe, currently held by the named executive officers, that will fully vest upon the contemplated change in control event.

79. In the second paragraph on page 113, it is unclear what the sentence "[t]he GPRE Board at its discretion may increase or decrease the above compensation in the future" means. Please explain what "the above compensation" is referring to, as well as the role of GPRE's board in making compensation decisions and the interplay between the board's and the compensation committee's powers in making compensation decisions.

GPRE Management's Discussion and Analysis of Financial Condition and Results of Operations, page 126
General, page 126

80. In light of the recent economic developments affecting food prices and the correlation of food price increases with the increased volume of corn-ethanol

production, please revise your disclosure to address the impact that these developments may have on the price of corn and/or ethanol and on the corn supply. Also, please consider discussing the effect that proposed government regulations and other legislative initiatives addressing food price increases may have on your business. We note your risk factor disclosure on page 34.

Information with Respect to VBV and the VBV Subsidiaries, page 136
Environmental and Other Regulatory Matters, page 138

> 81. Please clarify which material permits have been obtained and which material permits are still pending regulatory approval.

Financial Statements

VBV LLC

Consolidated Statements of Cash Flows, page F-48

> 82. Please tell us whether any amounts included in accounts payable or accrued expenses as of March 31, 2007 or March 31, 2008 relate to construction in progress. If so, please tell us what consideration you gave to this non-cash activity in your statements of cash flows. Please confirm that amounts included in retainage payable, accounts payable, and accrued expenses related to construction in progress are not reflected in your statements of cash flows until the amounts are paid. Please also provide disclosures of all non-cash investing and financing activities as required by paragraph 32 of SFAS 95.

Notes to the Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Principles

Property and Equipment, page F-50

> 83. You state that depreciation on construction of progress will begin upon commencement of operations at the plants. Please disclose when you expect to commence operations.

Note 2. Long Term Debt

Representations, Warranties and Covenants, page F-54

> 84. Please clearly disclose whether you are in compliance with all of covenants contained in the Loan Agreements.

Note 6. Related Party Transactions, page F-59

> 85. Please separately present amounts related to related party transactions on the face of your balance sheets, statements of operations, or statements of cash flows. Refer to Rule 4-08(k) of Regulation S-X.

Part II

Indemnification of Directors and Officers, page II-1

> 86. It appears that you have entered into indemnification agreements with each of your officers and directors.
>
>   - Please briefly describe the materials terms of these agreements in this section. Further, please file the form of indemnification agreement as an exhibit to the proxy statement/prospectus.
>
>   - Please describe the indemnity limitations imposed by the Iowa Business Corporation Act. Please confirm that your articles of incorporation and bylaws do to not provide broader indemnification rights, or otherwise disclose what they are.

Undertakings, page II-4

> 87. It is unclear why you have included undertakings related to foreign private issuers (subsection (4) on page II-5) and the undertaking set forth in Item 512(g) of Regulation S-K (subsection (8) on page II-6). Please remove or otherwise explain to us why they are required.

Exhibit 5.1

> 88. Please delete the assumption in the last sentence of the third paragraph regarding the form of certificate representing the common stock since the legal requirements of the certificate are encompassed by your opinion as to whether the shares are validly issued.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Nudrat Salik, Accountant, at (202) 551-3692 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or the undersigned, at (202) 551-3767 with any other questions.

Sincerely,

Jennifer R. Hardy
Legal Branch Chief

cc: **Via Facsimile @ (402) 964-5050**

Michelle S. Mapes, Esq.
Husch Blackwell Sanders LLP
1620 Dodge Street, Suite 2100
Omaha, Nebraska 68102